INNOVATIVE TECHNOLOGY SYSTEMS, INC.
                        131 Egret Drive,
                     Jupiter, Florida 33458

                  Commission File No.: 0-25947

                    -------------------------

               INFORMATION STATEMENT PURSUANT TO
                SECTION 14(f) OF THE SECURITIES
         EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                   --------------------------

    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
    REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
  NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                   SEND THE COMPANY A PROXY.

         This Information Statement (the "Information Statement") is being mailed on or about November 22, 1999, to the holders of record on November 22, 1999, of the shares of the common stock, no par value (the "Common Stock") of Innovative Technology Systems, Inc. (the "Company"). It is being furnished in connection with the election of a certain designee to the Board of Directors of the Company (the "Designee").

         The Company's affiliate shareholders, John and Barbara Bylsma, along with certain other non-affiliate shareholders of the Company (collectively referred to herein as the "Sellers") entered into a Stock Purchase Agreement (the "Agreement") on November 19, 1999, with Larry Stanfield, an individual, Sandra K. Phend, an individual and Bryan Brandon, and individual. The Agreement provides for Mr. Stanfield, Ms. Phend and Mr. Brandon to acquire 4,473,000, 189,000 and 188,000 shares, respectively, of the Company's outstanding common stock held by the Sellers (the "Transaction") pursuant to the following Schedule which is a part of the Agreement:

EXCHANGE OF SHARES CONSIDERATION

1. For the consideration described below, Sellers, as defined in the Agreement, agree to transfer to Buyers, as defined in the Agreement, share certificates representing an aggregate of 4,532,000 shares of common stock of the Company, as defined in the Agreement, as set forth next to each of the Buyers name below:

          Larry Stanfield     4,473,000 shares
                                (affiliate control restricted)

          Sandra K. Phend     188,500 shares
                                (free trading)

          Bryan Brandon       188,500 shares
                                (free trading)

2. Consideration. Buyers, who will control the Company upon the closing of this Agreement agree that either Larry Stanfield personally, or they, collectively, shall cause the Company to transfer to the Sellers the cash consideration and Company shares as set forth next to each of the Sellers name below:

          John Bylsma         $250,000*
          Robert Hackney       247,500 shares (restricted)
          Richard Arthur        90,000 shares (restricted)
          David Bovi            40,000 shares (restricted)

     * $250,000 to be paid pursuant to that certain Promissory
Note and Pledge Agreement attached to the Agreement as Schedule
"B" and Schedule "C", respectively.

     John Bylsma ("Bylsma"), the Company's sole director and Larry Stanfield have agreed to elect Mr. Stanfield (the "Designee") to the Board of Directors of the Company when the Transaction closes (the "Closing"), effective on or about December 2, 1999. At the same time, John Bylsma has agreed to resign. The Closing of the Transaction is expected to occur on or about December 2, 1999. The Closing will result in a change of control. Subsequent to the Transaction, Mr. Stanfield intends to engage the Company in a reorganization (the "Reorganization") with Stanfield Educational Alternatives, Inc., a private corporation controlled by Mr. Stanfield, whereby the Company will be the surviving corporation. If the Transaction is not completed, no change in control and no Reorganization will occur. Shareholders of the Company will be notified in a manner similar to this notification in the event the Reorganization occurs. See "Certain Relationships and Related Transactions" for a more complete description of the terms of the Reorganization.

     No action is required by the shareholders of the Company to conclude the Transaction or in connection with the appointment of the Designee to the Board and the resignation of John Bylsma as the Company's existing director at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

     The principal executive office of the Company is currently located at 131 Egret Drive, Jupiter, Florida 33458. Upon completion of the Transaction, the principal office of the Company will be located at 1119 7th Avenue, Vero Beach, Florida 32960.

                          COMMON STOCK

     The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. As of November 19, 1999, there were 6,100,000 shares of Common Stock outstanding. After the Transaction, there will be 6,100,000 shares of Common Stock outstanding; and subsequent to the Reorganization, Mr. Stanfield expects that there will be no more than approximately 9,100,000 shares of Common Stock outstanding. See "Certain Relationships and Related Transactions"

           RIGHT TO DESIGNATE DIRECTOR; THE DESIGNEE

     The Board of Directors of the Company currently consists of 1 member. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Transaction closes, the current director of the Company will resign and shall name the Designee to the Board as his successor. The Designee has agreed to act as a director.

     The Designee may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designee will thereafter constitute the Company's sole member of the Board.

DESIGNEE

     The following table sets forth the full name, present principal occupation or employment, five year employment history and certain other information concerning the Designee:



Name                        Age         Position

Lawrence W. Stanfield       54          Director; Chief Executive
                                        Officer; President


     Mr. Stanfield will serve as the sole director, chief executive officer and president of the Company. Mr. Stanfield is currently the director, chief executive officer and president of Stanfield Educational Alternatives, Inc., a privately held educational tutorial service provider. He has held this position since 1999. From 1995 to 1999, Mr. Stanfield served as the chief executive officer and president of the National Children's Reading Foundation, Inc., a non-profit corporation which specialized in reading tutoring. Prior to that time, Mr. Stanfield served as a special education elementary school teacher in Indian River County, Florida. In 1977, Mr. Stanfield was awarded a Bachelor of Science degree in Education from Bryan College, and in 1989 he was awarded a Master of Science degree in Education from Nova University.

    CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current sole director and executive officer is set forth below.



Name                     Age            Position

John Bylsma              66             Director, President,
                                        Secretary & Treasurer


     Mr. Bylsma has served as the sole director, president and secretary of the Company since its inception in November 1992. From 1992 to 1995, Mr. Bylsma served as Chairman of the Board of Trustees and Executive Vice President of Service & Business Workers of America Local 12 SEIU, AFL-CIO. Mr. Bylsma received his B.B.A. in management and general business from Western Michigan University in 1961, and his M.B.A. (equivalent) from the General Motors Institute in 1962.

     Other than as set forth herein, there are no agreements or understandings for the sole officer or director to resign at the request of another person, and the sole officer and director of the Company is not acting on behalf of or will act at the discretion of any other person.

       MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended
December 31, 1998, the Board of Directors held no meetings and did not act by written consent.

     Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company. The Company has been advised that the Designee will not be a full-time employee of the Company.

        COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     No compensation has been paid or accrued for the benefit of any executive officer or directors of the Company during the fiscal year ended December 31, 1998.

     Lawrence Stanfield has agreed to serve as a director of the Company and has entered into employment arrangements with the Company. Additionally, William Kevin Price has agreed to serve as executive vice president of the Company and has entered into employment arrangements with the Company. However, neither the terms of Mr. Stanfield's nor Mr. Price's employment agreement with the Company subsequent to the Closing has been determined.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers and directors.

            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                     OWNERS AND MANAGEMENT

     The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of November 19, 1999 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and (II) the Common Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common Stock and (ii) all officers and directors of the Company individually and as a Group.

     I.   Prior to Closing of the Transaction:

          Security Ownership of Certain Beneficial Owners and
          Management

Name and Address                   Amount and Nature        Percent of Class (2)
of Beneficial Owner(1)             of Beneficial Owner

John Bylsma                        5,372,000 (D)            88.1%
131 Egret Drive
Jupiter, Florida 33458

All Officers and Directors
as a Group (1 person)              5,372,000 (D)            88.1%
______________________


(1)  All 5,372,000 of Mr. Bylsma's shares are held jointly by Mr.
     Bylsma and his wife, Barbara.

(2) Based upon 6,100,000 shares of Common Stock outstanding as of November 19, 1999.


     II.  Subsequent to Closing of the Transaction:

          Security Ownership of Certain Beneficial Owners and
          Management


Name and Address                   Amount and Nature        Percent of Class (1)
of Beneficial Owner                of Beneficial Owner

Lawrence W. Stanfield              4,473,000 (D)                 73.3%
1119 7th Avenue
Vero, Beach, Florida 32960

William Kevin Price(2)                  -0-                       -0-
1119 7th Avenue
Vero, Beach, Florida 32960

All Officers and Directors
as a Group (2 persons) (2)         4,473,000 (D)                 73.3%
__________________________/


(1) Based upon 6,100,000 shares of Common Stock outstanding as of November 19, 1999.

(2) Subsequent to the Reorganization, Mr. Price will receive an undetermined number of shares of Common Stock of the Company pursuant to his ownership of 880,000 shares of Stanfield
     Educational Alternatives, Inc.


       COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

     To the best knowledge of the Company, no Reporting Person was delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Pursuant to the provisions of the Agreement, the Designee, Mr. Larry Stanfield, is expected to acquire 4,473,000 of the 6,100,000 shares of the Company's outstanding common stock from the Sellers and therefore will be deemed to control the Company. Mr. Stanfield has advised the Company that it is Mr. Stanfield's intention that, subsequent to the Transaction, Mr. Stanfield intends to engage the Company in a reorganization (the "Reorganization") with Stanfield Educational Alternatives, Inc. ("Stanfield Educational" ), a private corporation controlled by Mr. Stanfield, whereby the Company will survive the reorganization and continue to exist. Stanfield Educational will likely either
(i) become a wholly owned subsidiary of the Company pursuant to a share exchange between Stanfield Educational shareholders and the Company; or (ii) merge into the Company, or a wholly owned subsidiary of the Company, whereby Stanfield Educational will cease to exist as an entity, and the Company, or a subsidiary of the Company, will assume all of Stanfield Educational's rights and liabilities. At this time, the Company cannot assure that the Reorganization will occur as contemplated or that it will occur at all.

     Stanfield Educational is a development stage company which engages in the business of providing educational tutorial services to learning disabled children and adults utilizing a combination of proprietary and commercially available learning materials. The exact terms of the Reorganization has not yet been determined; however, subsequent to the Reorganization, Mr. Stanfield expects that there will be no more than approximately 9,100,000 shares of Common Stock of the Company outstanding. No forward or reverse split of the Common Stock is contemplated with respect to the Reorganization.

        Except for the issuance of the Company's shares of Common Stock in the Transaction, and in connection with the contemplated Reorganization, during the last two years, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

Dated:  November 22, 1999.

                            INNOVATIVE TECHNOLOGY SYSTEMS, INC.


                            /s/ John Bylsma
                            John Bylsma,
                            President, Director